UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Alcentra Capital Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374T102

(CUSIP Number)

The Bank of New York Mellon Corporation 225 Liberty Street New York, New York 10286

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,983
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,869,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,869,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY MELLON, NATIONAL ASSOCIATION
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 856,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,260
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON BK

CUSIP No. 01374T102	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY Mellon IHC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MBC Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	Page 5 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY ALCENTRA GROUP HOLDINGS, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	Page 6 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA NY, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,796,476
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,796,476
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14		TYPE OF REPORTING PERSON IA

INTRODUCTORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by The Bank of New York Mellon Corporation, a Delaware corporation, BNY Mellon, National Association, a bank, BNY Mellon IHC, LLC, a Delaware LLC, MBC Investments Corporation, a Delaware Corporation, BNY Alcentra Group Holdings, Inc., a Delaware corporation, and Alcentra NY, LLC, a Delaware limited liability company (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). Amendment No. 4 is being filed to add BNY Mellon IHC, LLC and MBC Investments Corporation as Reporting Persons, to remove Alcentra Investments Limited as a Reporting Person and to update information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 30, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on May 7, 2015 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with the SEC on September 28, 2015 (“Amendment No. 3 and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 4, the “Schedule 13D”) to report the beneficial ownership of shares of common stock, par value $0.001 per share of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), by each of the Reporting Persons named in such Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Statement is being filed jointly by the following persons:

(1) The Bank of New York Mellon Corporation is a Delaware corporation. Its principal business is divided into two principal segments, investment management and investment services. The address of the principal office of The Bank of New York Mellon Corporation is 225 Liberty Street, New York, New York, 10286.

(2) BNY Mellon, National Association is a bank. Its principal business is providing banking and investment products and services to individuals as well as small, midsize, and large businesses and institutions. BNY Mellon, National Association is a direct wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Mellon, National Association is BNY Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258.

(3) BNY Mellon IHC, LLC is a Delaware limited liability company. BNY Mellon IHC, LLC is a holding company, the principal business activities of which are to hold the stock of various other companies. BNY Mellon IHC, LLC is a direct wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Mellon IHC, LLC is 225 Liberty Street, New York, NY 10286.

(4) MBC Investments Corporation is a Delaware corporation. MBC Investments Corporation is a holding company, the principal business activities of which are to hold the stock of various other companies. MBC Investments Corporation is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of MBC Investments Corporation is Bellevue Corporate Center 301 Bellevue Parkway, 3rd Floor, Wilmington, DE.

(5) BNY Alcentra Group Holdings, Inc. is a Delaware corporation. BNY Alcentra Group Holdings, Inc. is a holding company, the principal business activities of which are to hold the stock of various other companies. BNY Alcentra Group Holdings, Inc. is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Alcentra Group Holdings, Inc. is 10 Graham Street, London, England, EC2V 7JD.

(6) Alcentra NY, LLC is a Delaware limited liability Company. Its principal business is to provide investment management services to pooled investment vehicles. Alcentra NY, LLC is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of Alcentra NY, LLC is 200 Park Avenue, 7th Floor, New York, New York 10166.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.9 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On April 18, 2017, in connection with an internal restructuring, BNY Mellon IHC, LLC was established as a direct wholly owned subsidiary of The Bank of New York Mellon Corporation and MBC Investments Corporation was established as an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation. As a result of such restructuring, each of BNY Mellon IHC, LLC and MBC Investments Corporation is the beneficial owner of 1,966,996 of the Issuer’s outstanding shares of common stock.

Except with respect to additional purchases pursuant to the DRIP, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentages set forth below and on pages 1 through 6 above were calculated based on 13,437,059 shares of the Issuer’s common stock outstanding as of April 18, 2017.

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 2,869,256, or 21.4%, of the Issuer’s outstanding shares of common stock; (ii) BNY Mellon, National Association may be deemed to beneficially own 902,260, or 6.7%, of the Issuer’s outstanding shares of common stock; (iii) BNY Mellon IHC, LLC may be deemed to beneficially own 1,966,996, or 14.6%, of the Issuer’s outstanding shares of common stock; (iv) MBC Investments Corporation may be deemed to beneficially own 1,966,996, or 14.6%, of the Issuer’s outstanding shares of common stock; (v) BNY Alcentra Group Holdings, Inc. may be deemed to beneficially own 1,966,996, or 14.6%, of the Issuer’s outstanding shares of common stock; and (vi) Alcentra NY, LLC is deemed to beneficially own 1,796,476, or 13.4%, of the Issuer’s outstanding shares of common stock.

(b)(i) The Bank of New York Mellon Corporation shares voting power with respect to 2,823,983 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Clareant Global Credit Alternatives Fund (formerly BNY Mellon Global Credit Alternatives Fund) and BNY Mellon, National Association and shares dispositive power with respect to 2,869,256 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Clareant Global Credit Alternatives Fund and BNY Mellon, National Association.

(ii) BNY Mellon, National Association shares voting power with respect to 856,987shares of the Issuer’s shares of common stock held by clients of its wealth management branch and dispositive power with respect to 902,260 shares of the Issuer’s shares of common stock held by clients of its wealth management branch.

(iii) BNY Mellon IHC, LLC shares voting and dispositive power with respect to 1,966,996 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd. and Clareant Global Credit Alternatives Fund.

(iv) MBC Investments Corporation shares voting and dispositive power with respect to 1,966,996 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd. and Clareant Global Credit Alternatives Fund.

(v) BNY Alcentra Group Holdings, Inc. shares voting and dispositive power with respect to 1,966,996 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd. and Clareant Global Credit Alternatives Fund.

(vi) Alcentra NY, LLC shares voting and dispositive power with respect to 1,796,476 of the Issuer’s shares of common stock held by Alcentra NY, LLC and Clareant Global Credit Alternatives Fund.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) In addition to the transactions listed above, in the last 60 days, certain clients of the wealth management branch of BNY Mellon, National Association have engaged in transactions whereby the shares previously held in a wealth management account were transferred, sold, or otherwise disposed of by certain wealth management clients.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respects to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated herein by reference. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

Item 7. Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Form of Asset Purchase Agreement by and between the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (incorporated by reference to Exhibit (k)(4) to pre-effective amendment no. 4 to the Issuer’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014).

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.3	Power of Attorney for the Bank of New York Mellon Corporation and BNY Mellon, National Association (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.4	Designation of Power of Attorney for the Bank of New York Mellon Corporation (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D filed on April 30, 2015)

Exhibit 99.5	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Schedule 13D filed on April 30, 2015)

Exhibit 99.6	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.6 to Amendment No. 3 to the Schedule 13D filed on September 28, 2015)

Exhibit 99.7	Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 99.7 to Amendment No. 3 to the Schedule 13D filed on September 28, 2015)
Exhibit 99.8	Directors and Executive Officers of the Reporting Persons
Exhibit 99.9	Second Amended and Restated Joint Filing Agreement
Exhibit 99.10	Power of Attorney for BNY Alcentra Group Holdings, Inc.
Exhibit 99.11	Power of Attorney for The Bank of New York Mellon Corporation and certain affiliates

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:April 21, 2017

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ Ivan Arias

         Name:  Ivan Arias

         Title:    Attorney-in-Fact

BNY MELLON, NATIONAL ASSOCIATION

By:  /s/ Ivan Arias

         Name:   Ivan Arias

         Title:     Attorney-in-Fact

 BNY MELLON IHC, LLC

By:  /s/ Ivan Arias

         Name:   Ivan Arias

         Title:    Attorney-in-Fact

MBC INVESTMENTS CORPORATION

By:  /s/ Ivan Arias

         Name:   Ivan Arias

         Title:    Attorney-in-Fact

BNY ALCENTRA GROUP HOLDINGS, INC.

By:  /s/ Steven Levinson

         Name:   Steven Levinson

         Title:    Attorney-in-Fact

ALCENTRA NY, LLC

By:  /s/ Kevin L. Cronk

         Name:  Kevin L. Cronk

         Title:    Manager and Managing Director